

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Jinlong Yang
Chief Executive Officer
MingZhu Logistics Holdings Limited
27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

> **Re: MingZhu Logistics Holdings Limited**
> **Amendment No. 5 to**
> **Registration Statement on Form F-1**
> **Filed May 22, 2020**
> **File No. 333-233992**

Dear Mr. Yang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form F-1

Exhibit 5.1, page 3

1. Please note that the executed legal opinion may not be subject to any unacceptable assumptions or cover matters that appear to be essential to rendering the opinion given. As such, it appears that the assumption regarding the company's authorized shares in Section 2(m) of this opinion is inappropriate. For guidance, refer to Staff Legal Bulletin No. 19. Please have counsel revise its opinion to remove this assumption or tell us why they believe it is appropriate.

You may contact Amy Geddes, Staff Accountant, at (202) 551-3304 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jonathan Deblinger